UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 18)


Mesabi Trust
(Name of Issuer)

Certificates of Beneficial Interest
(Title of Class of Securities)

590672 10 1
(CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   13G

CUSIP NO.  590672 10 1


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo & Company (formerly known as Norwest
            Corporation)
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    411,900
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  1,000
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 408,900
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
             412,900

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             HC

                                   13G

CUSIP NO.  590672 10 1


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank Colorado, National Association
            Tax Identification No.  84-0187632

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    408,900*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  1,000
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 408,900*
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             409,900(*)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             BK

_____________________________
(*) Includes 408,900 units held for the ATTIMCO Long-Term Investment Trust, with respect to a portion of whose assets Norwest Bank Colorado, N.A. acts as investment advisor.


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 18)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Mesabi Trust

Item 1(b)  Address of Issuer's Principal Executive Offices:

           c/o Bankers Trust Co.
           4 Albany Street
           P.O. Box 318, Church Street Station
           New York, NY  10015

Item 2(a)  Name of Person Filing:

           1.  Wells Fargo & Company
           2.  Norwest Bank Colorado, Inc.  (NBC)

Item 2(b)  Address of Principal Business Office:

           1.  Wells Fargo & Company
               420 Montgomery Street
               San Francisco, CA  94104

           2.  Norwest Bank Colorado, National Association
               1740 Broadway
               Denver, CO  80274-8677

Item 2(c)  Citizenship:

           1.  Wells Fargo & Company:  Delaware
           2.  NBC:  United States

Item 2(d)  Title of Class of Securities:

           Certificates of Beneficial Interest

Item 2(e)  CUSIP Number:

           590672 10 1

Item 3     The person filing is a:

           1. Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
           2.  NBC:  Bank as defined in Section 3(a)(6) of the Act

Item 4     Ownership:
           (a) Amount beneficially owned: 412,900* units (includes 409,900 units deemed to be beneficially owned by NBC)

           (b)  Percent of class:  Less than 5%

           (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  411,900*

               (ii)   Shared power to vote or direct the vote:  1,000

               (iii)  Sole power to dispose or to direct the
                      disposition of:  411,900*

               (iv)   Shared power to dispose or direct the disposition
                      of:  1,000

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Persons other than Wells Fargo & Company and its
           Subsidiaries have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. NBC holds 408,900 units for the benefit of ATTIMCO Long-Term Investment Trust.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A.

Item 8     Identification and Classification of Members of the Group:

           Not Applicable.




______________________
* Includes 408,900 units held for the ATTIMCO Long-Term Investment Trust, with respect to a portion of whose assets NBC acts as investment advisor.

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  December 10, 1998

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary


ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of the subsidiaries listed below, all of which are classified for purposes of Regulation 13d-1(b)(1)(ii)(B) as banks.

Norwest Bank Colorado, National Association

Norwest Bank Indiana, National Association

Norwest Bank Minnesota, National Association

Norwest Bank Minnesota North, National Association